Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

April 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed Against Fifth Street Finance Corp. (File No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation (the "Company"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Court of Chancery of the State of Delaware by Justin A. Tuttelman, Derivatively on Behalf of the Company, Plaintiff, v. Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Byron J. Haney, James Castro-Blanco, Richard A. Petrocelli, Frank C. Meyer, and Fifth Street Asset Management, Inc., Defendants, and the Company, Nominal Defendant, involving the Company and certain of its officers, directors and related persons.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Todd G. Owens, Fifth Street Finance Corp.
        Kerry Acocella, Fifth Street Finance Corp.

Public Version Dated:
April 6, 2016

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JUSTIN A. TUTTELMAN, Derivatively on Behalf of FIFTH STREET FINANCE CORP., Plaintiff, v. LEONARD M. TANNENBAUM, BERNARD D. BERMAN, TODD G. OWENS, IVELIN M. DIMITROV, ALEXANDER C. FRANK, STEVEN M. NOREIKA, DAVID H. HARRISON, BRIAN S. DUNN, DOUGLAS F. RAY, RICHARD P. DUTKIEWICZ, BYRON J. HANEY, JAMES CASTRO-BLANCO, RICHARD A. PETROCELLI, FRANK C. MEYER, and FIFTH STREET ASSET MANAGEMENT INC., Defendants, And FIFTH STREET FINANCE CORP., a Delaware Corporation, Nominal Defendant.	C.A. No. 12157-VCS

VERIFIED STOCKHOLDER DERIVATIVE COMPLAINT

Plaintiff Justin A. Tuttelman ("Plaintiff"), by and through his undersigned counsel, derivatively on behalf of Nominal Defendant Fifth Street Finance Corp. ("FSC" or the "Company"), submits this Verified Shareholder Derivative Complaint (the "Complaint"). Plaintiff's allegations are based upon his personal knowledge as to himself and his own acts, and upon information and belief, developed from the investigation and analysis by Plaintiff's counsel, including: (a) a review and analysis of documents obtained by means of a request for inspection

of books and records under 8 *Del. C.* § 220; and (b) a review of publicly available information, including filings by FSC and Defendant Fifth Street Asset Management Inc. ("FSAM") with the U.S. Securities and Exchange Commission ("SEC"), press releases, news reports, analyst reports, investor conference transcripts, publicly available filings in related lawsuits, and other matters of public record.

NATURE AND SUMMARY OF THE ACTION

1.   This stockholder derivative action is brought by plaintiff on behalf of FSC against certain of FSC's current and former officers and directors, and FSAM, for breaches of fiduciary duties and violations of law. These wrongs resulted in hundreds of millions of dollars in damages to FSC. Moreover, these actions have exposed the Company to over a hundred million dollars in potential liability for violations of federal securities law.

2.   FSC is a publicly traded asset portfolio company that was once within the "Fifth Street" family of companies that included, in addition to FSC and FSAM, Fifth Street Management LLC ("FSM"), Fifth Street Senior Floating Rate Corp. ("FSFR"), and FSC CT LLC ("FSC CT") (collectively with FSC, "Fifth Street").[1] FSC lends to and invests in small and midsized companies in connection

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[1] FSAM is an alternative asset manager with more than $6.3 billion of assets under management; FSM is the business development company advisor to FSC and FSFR, and a wholly-owned subsidiary of Fifth Street Holdings, which is a

with investments by private equity sponsors with the stated goal of generating investment income. This investment income is paid out as dividends to FSC stockholders.

3. Founded in 1998 by Defendant Leonard M. Tannenbaum ("Tannenbaum"), the Company went public in 2008. Tannenbaum continues to exercise undue control over the Company through his control of more than 90% of the combined voting power of FSAM. In addition, as of December 31, 2015, Tannenbaum beneficially owned 6.5% of FSC's outstanding common stock.

4. During the majority of the relevant period, Defendant Tannenhaum controlled and owned a substantial interest in FSAM, which was at that time a non-public entity. FSAM is FSC's asset manager and investment advisor, services for which FSC pays FSAM tens of millions of dollars annually pursuant to an Investment Advisory Agreement approved by the Board of Directors of FSC (the "Board"), which determines the management fees payable from FSC to FSAM. As of June 30, 2014, FSC accounted for about 90% of FSAM's assets under management and investment management fees from FSC comprised over 86% of FSAM's total revenues. Under the Investment Advisory Agreement, the amount of

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subsidiary of FSAM; FSFR is a non-diversified, publicly traded management investment company; and FSC CT is a wholly-owned subsidiary of FSM that provides the administrative services necessary for FSC to operate.

fees paid by FSC to FSAM is primarily determined by FSC's gross portfolio assets.

5.   Under the Investment Advisory Agreement, FSM, which is owned and controlled by FSAM and Fifth Street Holdings, manages FSC's assets, subject to the supervision of the Board. It determines the composition of FSC's portfolio; the nature, timing and manner of changes to that portfolio; the securities that FSC purchases, retains or sells; and the investments FSC makes, including the structure, execution and servicing of those investments.

6.   As described in more detail below, Defendant Tannenbaum and certain other defendants engaged in a course of conduct designed to enrich FSAM (and thereby Tannenbaum) at the expense and to the detriment of FSC and its public stockholders. They did so by engaging in a scheme designed to make FSAM appear more valuable before FSAM's initial public offering in November 2014 (the "FSAM IPO"). Specifically, they directed and/or allowed FSAM to inflate artificially FSC's assets and investment income, which in turn, forced FSC to pay additional management fees to FSAM. Because FSAM's revenues are tied directly to FSC's gross assets and recorded income, the larger FSC's asset portfolio grew, the more income it recorded. The greater FSAM's revenue stream would appear to investors, the higher the price at which Defendants Tannenbaum and Bernard D. Berman ("Berman") could sell their FSAM shares to the public. As a

result of this scheme, which was enabled by the Board, Defendants Tannenbaum and Berman were able to sell their FSAM stock at an increased price created by the artificially inflated value of FSC's gross assets.

7.   While this plan worked as designed, allowing Defendants Tannenbaum, Berman, and certain other Individual Defendants to cash out nearly $100 million worth of FSAM stock and claim ownership interests worth over $700 million in the FSAM IPO, FSC paid the price for their misconduct. On February 9, 2015, FSC reported its results for the quarter ended December 31, 2014 — the same quarter in which Defendants conducted the FSAM IPO. FSC disclosed it had moved $106 million worth of investments to non-accrual status. The Company also revealed that, even though FSC's total assets had continued to increase by 42% since the end of fiscal year 2013 to nearly $3 billion, its net investment income had actually decreased by 6% compared to the prior quarter. Despite having announced a 10% dividend increase only four months before the FSAM IPO, FSC declared that it would issue zero dividends for February 2015, and would decrease future dividend payments by at least 30%.

8.   Investors and analysts were shocked by this announcement. In the wake of the February 9, 2015 disclosure, FSC's stock price plunged nearly 15%, or $1.27 per share, to close at $7.22 per share on February 9, 2015, compared to the previous trading day's close price of $8.49 per share. This drop erased almost

$195 million in market capitalization. Analysts slashed price targets and several downgraded the stock following the announcement. One analyst observed, "FSC Management has forfeited virtually all credibility." Since the truth was revealed, the Company's stock price has continued to decline, closing at $5.00 per share and erasing a total of nearly $500 million in market capitalization as of March 24, 2016.

9.   Further, as a direct result of this unlawful course of conduct, the Company is now the subject of several federal securities class action lawsuits in the United States District Court for the Southern District of New York filed on behalf of investors who purchased FSC's shares during the relevant period.[2]

10.   The "relevant period" for this action is from July 7, 2014 through February 6, 2015, inclusive.[3]

THE PARTIES

Plaintiff

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[2] Those federal securities actions are *Hurwitz v. Fifth St. Fin. Corp., et al.*, Case No. 15-cv-8908-LAK (S.D.N.Y.) and *Waters-Cottrell v. Fifth St. Fin. Corp., et al*, Case No. 16-cv-88-LAK (S.D.N.Y.).

[3] Several similar stockholder derivative actions have been filed in other jurisdictions. They include *Chau v. Tannenbaum, et al.*, Case No. 15-cv-01795-RNC (D. Conn); *Avera v. Tannenbaum, et al.*, Case No. 15-cv-1889-RNC (D. Conn.); *Dahne v. Tannenbaum, et al.*, Case No. FST-CV-16-6027660-S (Conn. Super. Ct.); and *Durgerian v. Tannenbaum, et al.*, Case No. FST-CV-16-6027659-S (Conn. Super. Ct.). Unlike the present action, none of these derivative claims was filed after the respective plaintiff made a books and records demand upon the Company pursuant to 8 *Del. C.* § 220.

11. Plaintiff Tuttelman is a current stockholder of FSC and has continuously held FSC stock since September 25, 2012, which includes the time of the wrongdoing complained of.

Nominal Defendant

12. Nominal Defendant FSC is a Delaware corporation with its principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut. FSC is a business development company ("BDC") that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC is externally managed and advised by FSAM through FSM, a registered investment advisor that is owned and controlled by FSAM and Fifth Street Holdings, to which FSC pays management fees that account for the vast majority of the Company's expenses. FSC's stated goals including generating investment income. This investment income is paid to FSC stockholders as dividends. FSC common stock trades on the NasdaqGS.

Defendants

13. Defendant Tannenbaum is the Chairman and Chief Executive Officer ("CEO") and director of FSAM and has been since September 2014. Defendant Tannenbaum previously was the CEO of FSC from October 2007 until January 2015 and Chairman of the Board of FSC from December 2007 until January 2015. Defendant Tannenbaum is the limited partner of FSM and founder of Fifth Street,

and has served in various executive roles with the Company and affiliated entities since its inception. Defendant Tannenbaum knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Tannenbaum received an $87.6 million cash payout and $683 million in ownership interests in the FSAM IPO. Defendant Tannenbaum is a defendant in several securities class actions alleging he violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

14. Defendant Berman is Chairman of the Board of FSC and has been since September 2014 and has been a director since February 2009. Defendant Berman has also been the Co-President, Chief Compliance Officer ("CCO"), and director of FSAM since at least September 2014. Defendant Berman has served as Chairman of the Board of FSFR since January 2014 and as a director since May 2013. Defendant Berman previously served as President of FSC from February 2010 until September 2014. Defendant Berman is also a principal of FSM and has served in other executive roles since its founding in November 2007. Defendant

Berman knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. In the FSAM IPO, defendant Berman received a $5.8 million cash payout and $45.3 million in ownership interests. Defendant Berman is a defendant in several securities class actions alleging he violated sections 10(b) and 20(a) of the Exchange Act.

15.   Defendant Todd G. Owens ("Owens") is the CEO of FSC and has been since January 2015, and a director since November 2014. Defendant Owens has also served as Co-President of FSAM and President of FSFR since September 2014. Additionally, Defendant Owens is an FSFR director and has been since November 2014. Defendant Owens knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business

trends and expected performance. Defendant Owens is a defendant in several securities class action complaints alleging he violated sections 10(b) and 20(a) of the Exchange Act.

16. Defendant Ivelin M. Dimitrov ("Dimitrov") is an FSC director and has been since January 2013 and President of FSC and has been since January 2015. Defendant Dimitrov has also served as CEO and director of FSFR, in addition to Chief Investment Officer ("CIO") for FSAM, since September 2014. Defendant Dimitrov has held various executive roles with FSC and affiliated entities since joining the Company in May 2005. Defendant Dimitrov knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. In the FSAM IPO, Defendant Dimitrov received $9.1 million in ownership interests. Defendant Dimitrov is a defendant in several securities class action complaints alleging he violated sections 10(b) and 20(a) of the Exchange Act.

17. Defendant Alexander C. Frank ("Frank") is the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") of FSAM and has been

since September 2014. Frank was a director of FSFR from November 2014 until August 2015. Frank previously served as CFO of FSC from September 2011 until July 2014. Frank knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. In the FSAM IPO, Frank received $1.8 million in ownership interests. Frank is a defendant in several securities class action complaints alleging he violated sections 10(b) and 20(a) of the Exchange Act.

18.   Defendant Steven M. Noreika ("Noreika") is the CFO of FSC and FSFR and has been since July 2015. Noreika is also the CFO for FSM and has been since January 2011 and CFO of FCS CT and has been since March 2012. Noreika previously served as Chief Accounting Officer ("CAO") for FSAM from September 2014 until July 2015. Noreika has served in other leadership roles with FSC and affiliated entities since joining the Company in September 2008. In the FSAM IPO, Noreika received $78,000 in ownership interests.

19.   Defendant David H. Harrison ("Harrison") is the CCO of FSC and has been since May 2013 and Secretary since September 2014. Harrison is also the

CCO and Secretary of FSFR and has been since May 2013 and has served as Executive Vice President and Secretary of FSAM since September 2014. Harrison has served in other leadership roles with FSC and affiliated entities since joining the Company in October 2009. Harrison, as CCO, was responsible for ensuring FSC's compliance with federal securities laws, and nonetheless knowingly, recklessly, or with gross negligence allowed defendants to make improper statements concerning deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

20. Defendant Brian S. Dunn ("Dunn") is an FSC director and has been since December 2007. Dunn is also a director of FSFR and has been since May 2013. Dunn is also a member of FSC's Audit Committee and has been since at least January 2013, and Chairman of FSC's Nominating and Corporate Governance Committee and has been since at least January 2013. Dunn knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Dunn also made improper statements in the Company's public filings concerning the

income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

21. Defendant Douglas F. Ray ("Ray") is an FSC director and has been since December 2007. Ray is also a director of FSFR and has been since September 2014. Ray is also a member of FSC's Audit Committee and has been since at least January 2014. Ray was previously a member of FSC's Nominating and Corporate Governance Committee from at least January 2014 until February 2015. Ray knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Ray also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

22. Defendant Richard P. Dutkiewicz ("Dutkiewicz") is an FSC director and has been since February 2010. Dutkiewicz is also a director of FSFR and has been since May 2013. Dutkiewicz is Chairman of FSC's Audit Committee and has been since at least January 2014. Dutkiewicz was previously a member of FSC's Nominating and Corporate Governance Committee from at least January 2014 to February 2015. Dutkiewicz knowingly or recklessly permitted FSC to conceal the

deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Dutkiewicz also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

23. Defendant Byron J. Haney ("Haney") is an FSC director and has been since December 2007. Haney is also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee and has been since at least January 2014. Haney knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Haney also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

24. Defendant James Castro-Blanco ("Castro-Blanco") is an FSC director and has been since August 2014. Castro-Blanco is also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee and has been since at least February 2015. Castro-Blanco knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the

recognition of write-downs and investment losses. Defendant Castro-Blanco also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

25.   Defendant Richard A. Petrocelli ("Petrocelli") was the CFO of FSC and FSFR from July 2014 until July 2015. Petrocelli previously served as CAO of FSC from March 2014 until July 2014. Petrocelli knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Petrocelli is a defendant in several securities class action complaints alleging he violated sections 10(b) and 20(a) of the Exchange Act.

26.   Defendant Frank C. Meyer ("Meyer") was a director of FSC from December 2007 until April 2014. Meyer was a director of FSAM from September 2014 until August 2015. Meyer was also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee from at least January 2014

to April 2014. Meyer knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Meyer also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance.

27.   Defendant FSAM is a Delaware corporation with principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut. FSAM is an alternative asset manager with more than $6.3 billion of assets under management, 90.5% of which resided in FSC and FSFR as of December 31, 2014. FSAM, through its subsidiary FSM, functions as FSC's investment advisor and manages FSC's portfolio. In exchange for these services, FSAM collects management fees, which comprise the vast majority of its revenues, from FSC. As FSC's investment advisor, FSAM has a fiduciary duty to act solely in the best interests of FSC and in accordance with the Company's investment objective to maximize the total returns of FSC's portfolio. Instead, FSAM engaged in a scheme to maximize its own fees to the detriment of the Company's well-being. FSAM stock trades on the NasdaqGS.

Non-Party Individual

28. Non-defendant Sandeep K. Khorana ("Khorana") is an FSC director and has been since March 2015. Khorana is also the managing director of FSC CT and has been since October 2010.

29. The defendants identified in ¶¶ 13, 15-19, and 25 are referred to herein as the "Officer Defendants." The defendants identified in ¶¶ 13-16, 20-24, and 26 are referred to herein as the "Director Defendants." The defendants identified in ¶¶ 18-24 and 26 are referred to herein as the "Audit Committee Defendants." Collectively, the defendants identified in ¶¶ 13-26 are referred to herein as the "Individual Defendants."

DUTIES OF THE DEFENDANTS

30. By reason of their positions as officers and directors of the Company, each of the Individual Defendants owed and owe FSC and its stockholders fiduciary obligations of loyalty, good faith, due care, and candor, were and are required to use their utmost ability to control and manage FSC in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of FSC and not in furtherance of their personal interest or benefit.

31. The officers and directors of FSC were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of

the financial affairs of the Company in the performance of their duties. These duties required the officers and directors of FSC to, among other things:

(a) act in the best interests of the Company when transacting with related
entities, including ensuring agreements with such entities are negotiated at arm's length and are in the best interest of the Company;

(b) properly and accurately guide investors and analysts as to the true financial condition of the Company at any given time, including making accurate statements about the Company's financial health;

(c) ensure that the Company complied with its legal obligations and requirements, including complying with regulatory requirements and disseminating truthful and accurate statements to the investing public;

(d) conduct the affairs of the Company in an efficient, business-like manner in compliance with all applicable laws, rules, and regulations so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock; and

(e) remain informed as to how FSC conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with applicable laws.

Breaches of Fiduciary Duties

32. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as officers and

directors of FSC, the absence of good faith on their part, and a reckless disregard for their duties to the Company that the Individual Defendants were aware or reckless in not being aware posed a risk of serious injury to the Company.

33.   The Individual Defendants breached their fiduciary duties by allowing Defendants to cause, or by themselves causing, the Company to engage in a scheme designed to artificially inflate its assets and investment income in order to increase FSAM's revenue, an improper practice that wasted the Company's assets, and caused FSC to incur substantial damage for the benefit of FSAM and certain of the Individual Defendants.

34.   The conduct of FSAM complained of herein involves a knowing and culpable violation of its obligations as FSC's investment advisor, as set forth in the Investment Advisers Act of 1940 (the "1940 Act") and the Investment Advisory Agreement with FSC.   FSAM breached its duties by engaging in a scheme designed to inflate FSC's assets and investment income artificially in order to increase FSAM's revenue, improper practices that caused FSC to incur substantial damage for the benefit of the FSAM and certain of the Individual Defendants.

35.   The Individual Defendants, because of their positions of control and authority as officers and/or directors of FSC and/or FSAM, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein. The Individual Defendants also failed to prevent the other Individual Defendants

and FSAM from taking such illegal actions. As a result, and in addition to the damage the Company has already incurred, FSC has expended, and will continue to expend, significant sums of money.

Additional Duties under FSC's Code of Business Conduct and Ethics

36. FSC's Code of Business Conduct and Ethics handbook, dated June 27, 2013 (the "Code"), stated in relevant part:

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

Ethics are important to Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp., (collectively, ***"Fifth Street"***, ***"our"***, ***"us"***, or ***"we"***) and to its management. Fifth Street is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

All officers, directors and employees of Fifth Street and its investment adviser, Fifth Street Management LLC (the ***"investment adviser"***) are responsible for maintaining this level of integrity and for complying with the policies contained in this Code. If you have a question or concern about what is proper conduct for you or anyone else, please raise these concerns with any member of Fifth Street's management, or follow the procedures outlined in applicable sections of this Code.

Purpose of the Code

This Code is intended to:

- help you recognize ethical issues and take the appropriate steps to resolve these issues;

- deter ethical violations;

- assist you in reporting any unethical or illegal conduct; and

- reaffirm and promote our commitment to a corporate culture that values honesty and accountability.

All employees, as a condition of employment or continued employment, will acknowledge in writing that they have received a copy of this Code, read it, and understand that the Code contains our expectations regarding their conduct.

Conflicts of Interest

You must avoid any conflict, or the appearance of a conflict, between your personal interests and our interests. A conflict exists when your personal interests in any way interfere with our interests, or when you take any action or have any interest that may make it difficult for you to perform your job objectively and effectively. For example, a conflict of interest probably exists if:

- you cause us or the investment adviser to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;

- you use any nonpublic information about us or the investment adviser, our customers or our other business partners for your personal gain, or the gain of a member of your family; or

- you use or communicate confidential information obtained in the course of your work for your or another's personal benefit.

- you must disclose conflicts of interest, or actions or relationships that might give rise to a conflict, to the Chief Compliance Officer. In the event the Chief Compliance Officer is involved in the action or relationship giving rise to the conflict of interest, you should disclose the conflict to another member of senior management.

Corporate Opportunities

Each of us has a duty to advance the legitimate interests of Fifth Street when the opportunity to do so presents itself. Therefore, you may not:

- take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with us or the investment adviser, or through the use of either's property or information;

- use our or the investment adviser's property, information, or position for your personal gain or the gain of a family member; or

- compete, or prepare to compete, with us or the investment adviser.

*   *   *

Fair Dealing

You must endeavor to deal fairly with our customers, suppliers and business partners, or any other companies or individuals with whom we do business or come into contact with, including fellow employees and our competitors. You must not take unfair advantage of these or other parties by means of:

- manipulation;

- concealment;

- abuse of privileged information;

- misrepresentation of material facts; or

- any other unfair-dealing practice.

*   *   *

Compliance with Applicable Laws, Rules and Regulations

Each of us has a duty to comply with all laws, rules and regulations that apply to our business. Please talk to our Chief

Compliance Officer if you have any questions about how to comply with the above regulations and other laws, rules and regulations.

In addition, we expect you to comply with all our policies and procedures that apply to you. We may modify or update our policies and procedures in the future, and may adopt new company policies and procedures from time to time. You are also expected to observe the terms of any confidentiality agreement, employment agreement or other similar agreement that applies to you.

<p align="center">*　　*　　*</p>

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety, and personnel records, as well as financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to our system of internal controls.

<p align="center">*　　*　　*</p>

Administration of the Code

The Chief Compliance Officer has overall responsibility for administering the Code and reporting on the administration of and compliance with the Code and related matters to our Board of Directors.

<p align="center">*　　*　　*</p>

Application/Waivers

All the directors, officers and employees of Fifth Street and its investment adviser are subject to this Code.

Insofar as other policies or procedures of Fifth Street or its investment adviser govern or purport to govern the behavior or activities of all persons who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

Any amendment or waiver of the Code for an executive officer or member of our Boards of Directors must be made by our Board of Directors and disclosed on a Form 8-K filed with the Securities and Exchange Commission within four business days following such amendment or waiver.

37.   In addition to the general fiduciary duties discussed above, the Individual Defendants owed specific duties under the Code. The Code applies to all officers, directors, and "Advisory Person[s]" of FSC. The June 2013 version of the Code stated that no action for personal gain shall be taken that is adverse to the Company or its stockholders. The January 2015 version of the Code further requires that all officers, directors, and employees of Fifth Street "comply with all laws, rules and regulations that apply to [FSC's] business" and "comply with all [FSC] policies and procedures." The January 2015 version of the Code also states that "[a]ll financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to [FSC's] system of internal controls."

Additional Duties of the Audit Committee Defendants

38.   In addition to the above-described duties, under the FSC Audit Committee Charter in effect since January 14, 2013, the Audit Committee Defendants, Defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Meyer, and Ray, owed specific duties to FSC to assist the Board in overseeing, among other

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things, the "compliance by the Company with legal and regulatory requirements," "the quality and integrity of [FSC's] financial reports," and "the Company's system of internal controls." The Audit Committee Defendants' also had a duty to:

(a) review the financial results presented in all reports filed with the SEC;

(b) establish guidelines and make recommendations to the Board regarding the valuation of the Company's loans and investments, as set forth in the Company's Valuation Policy;

(c) request the independent accountants to confirm that they are accountable to the committee and that they will provide the committee with timely analyses of significant financial reporting and internal control issues;

(d) review with management significant risks and exposures identified by management and management's steps to minimize them; and

(e) review with management and the independent accountants, as appropriate:

(i) the Company's internal controls, including computerized information system controls and security;

(ii) the Company's significant accounting policies; and

(iii) the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before they are made public. The Charter further required that the Audit Committee Defendants maintain communication with and periodically report to the Board.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

39. In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

40. During all times relevant hereto, the Individual Defendants, collectively and individually, initiated or allowed a course of conduct that was designed to and did: (i) deceive the investing public, including stockholders of FSC, regarding the Individual Defendants' management of FSC's operations; (ii) conceal the deteriorating credit quality of FSC's portfolio and delay the recognition of write-downs and investment losses; (iii) systematically overstate the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance; (iv) enhance the Individual Defendants' executive and directorial positions at Fifth Street and the profits, power, and prestige that the Individual Defendants enjoyed as a result of holding these positions; and (v) improperly and unjustly enrich Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika by artificially inflating the value of their FSAM shares prior to the FSAM IPO. In furtherance of this plan, conspiracy, and

course of conduct, the Individual Defendants, collectively and individually, took the actions set forth herein.

41. The Individual Defendants engaged in a conspiracy, common enterprise, and/or common course of conduct. During this time, the Individual Defendants caused the Company to issue improper financial statements.

42. The purpose and effect of the Individual Defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the Individual Defendants' violations of law, breaches of fiduciary duty, and unjust enrichment; and to conceal adverse information concerning the Company's operations, financial condition, and future business prospects.

43. The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company to purposefully or recklessly release improper statements. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

44. Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each Individual Defendant acted with knowledge of the primary wrongdoing,

substantially assisted in the accomplishment of that wrongdoing, and was aware of his overall contribution to and furtherance of the wrongdoing.

BACKGROUND

45.   Defendant Tannenbaum founded Fifth Street in 1998 as an asset management company specializing in investing in the debt and equity of small and mid-sized companies with funds raised from private investors. In June 2008, FSC became the first of Fifth Street's investment funds taken public. As of September 30, 2013, FSC's portfolio totaled $2.1 billion in assets across ninety-nine investments, all of which qualified for the top two tiers of the Company's internal investment rankings[4] and none of which were non-accrual.

46.   The investment objective of FSC is to maximize its portfolio returns by generating investment income. In turn, FSC pays out this investment income to stockholders in the form of dividends. Because BDCs are required to pay out at least 90% of their taxable income to stockholders in the form of dividends, the amount of dividends paid by FSC is critical to the market's valuation of the Company. In a January 5, 2012, *Wall Street Transcript* interview, Vernon C. Plack of BB&T Capital Markets stated that the amount of dividends was one of "the most important factors" when evaluating BDCs.

THE INVESTMENT ADVISORY AGREEMENT

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[4] Investments in the highest two tiers of FSC's internal ranking system were considered to be performing at or above expectations.

47.   FSC is managed by FSAM, a registered investment advisor also founded by defendant Tannenbaum, pursuant to the Investment Advisory Agreement, which is approved annually by FSC's Board. Under the terms of the Investment Advisory Agreement, FSAM earns a base management fee calculated at an annual rate of 2% of FSC's gross assets, and an incentive fee based on a formula tied to FSC's net investment income and other performance factors. Approximately half of FSAM's total revenues typically are derived solely from the base management fees earned on the gross amount of FSC's assets, while base management fees comprise the majority of FSC's expenses under the Investment Advisory Agreement. In fiscal 2014, FSC paid $51 million in base management fees and $35.5 million in incentive fees to FSAM.

48.   Under the Investment Advisory Agreement, FSAM qualifies for incentive fees when the Company's "Pre-Incentive Net Investment Income" as a percentage of the prior quarter's net assets (also referred to as "rate of return" or "return") exceeds a 2% hurdle rate. Once FSC achieves the hurdle rate, FSAM is paid 100% of FSC's income between a return of 2% and 2.5% (after foregoing any incentive fees until the 2% hurdle rate is met), and thereafter FSAM is paid an incentive fee of 20% of FSC's income above a return of 2.5%.

49.   The incentive fee arrangement lacks a "high watermark" provision. A high watermark provision makes it so investment managers only receive incentive

fees if the fund exceeds the highest net asset value ("NAV")[5] it has previously achieved. High watermarks are used to ensure that incentives are not paid on investment gains that simply offset losses incurred in previous periods or that are driven by dilutive capital raises that produce increased income due simply to a larger portfolio or unsustainable short-term returns. Because FSC's incentive fees under the Investment Advisory Agreement are computed with only a hurdle rate and not a high watermark provision, FSAM can earn incentive fees without growing the Company's NAV.

50. To allow FSAM to exploit the Investment Advisory Agreement's lack of a high watermark provision, FSC, under the Defendants' direction, issues massive amounts of new shares in order to raise capital for risky investments that drive short-term returns, even though this is highly unsustainable and dilutive to NAV. The Company's mass issuances of common stock have allowed it to raise capital and continue to make risky loans. FSC then "front loads" its recognition of loan origination fee income, recognizing the entirety of the fee income in the quarter in which the loan is originated (instead of amortizing such income over the life of the loan), thus driving interest income—the largest component of FSC's investment income—in the short run, which produces larger incentive fees for FSAM.

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[5] NAV is equal to the total assets in FSC's portfolio, minus the total liabilities, divided by the number of FCS shares outstanding.

51. Because these unsustainable short-term increases in interest income require investment capital garnered from large issuances of new shares, FSC's NAV has not increased in stride with the Company's short-term income. Instead, FSAM has been paid incentive fees for simply injecting capital raised from new FSC investors into risky investments from which the Company could record instant income (and pay FSAM immediate fees), without actually producing any gains on investors' capital. On FSC's May 11, 2015 second quarter earnings conference call, Wells Fargo analyst Jonathan Bock complained of "the ability of [FSAM] to earn NOI incentive or we'll call them outperformance fees while [FSC] realized losses," and noted that FSC had "over $170 million worth of net realized losses on the balance sheet."

52. FSAM has benefited tremendously from exploiting the Investment Advisory Agreement, while FSC has been severely damaged. For example, from its second fiscal quarter of 2014 through the first fiscal quarter of 2015, the Company's NAV declined in each and every quarter. Nonetheless, over that same period of time, FSC paid FSAM over $35 million in incentive fees.

53. During the fourth fiscal quarter of 2014, FSC's NAV dropped to $9.64 from $9.71 in the preceding quarter. Also during that quarter, the Company issued 14.2 million new shares to raise additional investment funds. This capital raise, while having a dilutive effect on NAV, allowed the Company to boost short-

term interest income 7.6% from the previous quarter, which contributed directly to FSC reaching the 2% hurdle rate and 2.5% threshold for Pre-Incentive Net Investment Income under the incentive fee structure, even though the total return for the quarter was nearly (4%). Despite suffering negative total returns for the quarter, due to the design of the Investment Advisory Agreement, including the lack of a high watermark provision and the income calculation methodology, FSC still had to pay $9.3 million in incentive fees to FSAM.

54. This pattern continued in the first fiscal quarter of 2015, as FSC's NAV dropped to $9.17 from $9.64 in the preceding quarter. During the quarter, the Company suffered total returns of nearly (10%), but FSC's Pre-Incentive Net Investment Income still reached the 2.5% threshold for Pre-Incentive Net Investment Income under the incentive fee structure. Despite suffering negative total returns for the quarter, FSC still had to pay $8.7 million in incentive fees to FSAM due to the terms of the Investment Advisory Agreement, including the lack of a high watermark provision and the income calculation methodology.

55. The Director Defendants, who approved the Investment Advisory Agreement, in conjunction with the Officer Defendants, consciously, willfully, and improperly exploited its terms to the personal benefit of Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika and the benefit of FSAM, and to the detriment of FSC.

DEFENDANTS OVERSTATE FSC'S INCOME AND PORTFOLIO VALUE

56.   Defendants' looting of FSC occurred in plain sight. The Investment

Advisory Agreement and the Company's internal practices and policies enabled

the scheme to take advantage of FSC for the benefit of FSAM and the Individual

Defendants. FSC acknowledged in its SEC filings that the Investment Advisory

Agreement could incentivize FSAM to increase the amount of gross assets in

FSC's portfolio, even if those investments have high risk of default, increased

leverage, or are speculative. For example, the Company's 2013 Annual Report on

Form 10-K filed with the SEC on November 25, 2013, stated:

> The incentive fee payable by us to our investment advisor may create
> an incentive for it to make investments on our behalf that are risky or
> more speculative than would be the case in the absence of such
> compensation arrangement, which could result in higher investment
> losses, particularly during cyclical economic downturns. The way in
> which the incentive fee payable to our investment advisor is
> determined, which is calculated separately in two components as a
> percentage of the income (subject to a hurdle rate) and as a percentage
> of the realized gain on invested capital, may encourage our investment
> advisor to use leverage to increase the return on our investments or
> otherwise manipulate our income so as to recognize income in
> quarters where the hurdle rate is exceeded. Under certain
> circumstances, the use of leverage may increase the likelihood of
> default, which would disfavor the holders of our common stock.

<p style="text-align:center">* * *</p>

> The fact that our base management fee is payable based upon our
> gross assets, which would include any borrowings for investment
> purposes, may encourage our investment advisor to use leverage to
> make additional investments. Under certain circumstances, the use of

increased leverage may increase the likelihood of default, which would disfavor holders of our common stock.

57.   In addition, FSC has stated it participates in investment activities and maintains financial policies that prevent its investors from independently evaluating the value and performance of the Company's portfolio. FSC states in its SEC filings that the "inherently uncertain" nature of the Company's asset value determinations, which the market and investors cannot replicate, puts those valuations at risk of manipulation. As stated in FSC's 2014 Form 10-K:

> Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly valuations . . . and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.

58.   What the Form 10-K did not disclose is that FSC would allow its investment adviser "to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the

hurdle rate is exceeded" in order to inflate FSAM's earnings prior to its IPO for the benefit of FSAM and the Individual Defendants and to the detriment of FSC.

59.   The Board, including the Audit Committee Defendants, shares responsibility for ensuring compliance with the Company's internal valuation policy and determining the fair value of FSC's loans and investments in good faith. This responsibility is particularly important given the lack of transparency and subjectivity of the Company's valuation process, as described above. The Company's 2014 Form 10-K describes these responsibilities as follows:

> Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:
>
> •   The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
>
> •   Preliminary valuations are then reviewed and discussed with principals of the investment advisor;
>
> •   Separately, independent valuation firms are engaged by our Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to us;
>
> •   Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
>
> •   Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
>
> •   The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;

- The Audit Committee of our Board of Directors reviews the preliminary valuations with the portfolio managers of the investment advisor, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;

- The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and

- Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at September 30, 2014, and September 30, 2013, was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities each quarter; however, *our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy* and a consistently applied valuation process.

(Emphasis added).

60.   In addition to the unclear manner by which the Company values its investments, FSC uses an aggressive form of fair value accounting in order to recognize income before the income is actually paid to the Company. FSC does this in a variety of ways, particularly by recognizing payment-in-kind ("PIK") interest provisions as income even though such income may never actually be paid to the Company. FSC uses PIK provisions when a borrower cannot pay normal interest, and instead adds the interest to the loan principal so that it is not due until

the loan matures. In essence, FSC uses PIK provisions to refinance loans while nominally increasing loan income and, thus, the fees paid to FSAM. While FSAM is generating fees, the income to FSC becomes more speculative as payment is deferred until the end of the loan term. As shown below, this practice ultimately allowed FSC to defer the recognition of losses and loan write-downs until later in the life of certain loans and to conceal poor loan performance until after FSAM completed its IPO.

61. FSC's investments in TransTrade Operators, Inc. ("TransTrade"), Phoenix Brands Merger Sub LLC ("Phoenix"), and JTC Education, Inc. ("JTC") illustrate how Defendants utilized these opaque policies and accounting practices to delay improperly the write-down of the Company's investments and to overstate its investment income for the benefit of FSAM and certain of the Individual Defendants. Defendants utilized P IK interest provisions on all three of these investments to delay impairing the loans and to continue booking income until they were all downgraded to non-accrual status and written down. While the Company acknowledged that the write-downs took place during the quarter ended December 31, 2014—the same quarter in which FSAM completed its IPO and likely within weeks of the IPO—they were not publicly disclosed until FSC reported that quarter's results on February 9, 2015. FSC wrote down a total of four investments in that quarter, all of which included the PIK interest provision, and warned of a

fifth likely write-down, which in total affected nearly 4.8% of the Company's debt portfolio at cost as of December 31, 2014, and nearly 6.9% of the Company's debt portfolio at cost as of September 30, 2013—the last value reported prior to the write-downs.

62.   Not coincidentally, FSC made material changes in the TransTrade, Phoenix, and JTC Investments' loan terms before the write-downs, including permitting missed interest payments to be reorganized as PIK interest. This allowed the Board to increase the Company's fair value statements and accrue investment income even while it deferred receiving loan payments. The Board also authorized notable incremental write-downs in the fair values of certain of these investments throughout the year, which concealed the magnitude of the investments' impairments. The Board actually approved an increase in Phoenix's fair value soon before the write-down. Nonetheless, FSC continued to state that these investments met or exceeded expectations and that none were in non-accrual throughout 2014.

63.   In May 2013, FSC restructured its investment in a predecessor to TransTrade and exchanged cash, debt, and equity securities with TransTrade as part of the restructuring, recording a realized loss of $6.1 million on the transaction. Only months later, in the quarter ended December 31, 2013, FSC authorized a change in the payment terms of its new first lien term loan with

TransTrade from a hybrid cash interest rate of 11% and a PIK interest rate of 3% to a PIK-only interest rate of 14%, thereby substantially increasing the risk of non-payment. While doing so, FSC's Board actually increased the fair value of the TransTrade loan from $13.5 million as of September 30, 2013 to $14 million as of December 31, 2013, even though the amended loan terms were unfavorable to FSC and increased the risk of nonpayment. As a result, FSC booked substantial accrued interest income from the PIK provision, but no longer received periodic cash payments from TransTrade.

64. In subsequent quarters, the cost and principal on TransTrade's loan continually increased as PIK continued to accrue, while the Board made only incremental reductions to the loan's fair value despite the rapidly increasing risk. The incremental decreases in the fair value of FSC's TransTrade loan indicate that the Board was well aware of the deteriorating quality of the loan and substantial likelihood of non-payment even though the Individual Defendants continued to represent publicly that the investment was continuing to perform at or above expectations. It was not until February 9, 2015, when reporting results for the quarter ended December 31, 2014, and just months after the FSAM IPO had been completed, did FSC disclose it had written down the fair value of its TransTrade loan to 57% of cost and categorized the loan as non-accrual.

65.   In the first quarter of fiscal 2014, FSC substantially reorganized the terms of a loan it had provided to Phoenix from 10% cash interest and 3.875% PIK interest to 12.75% cash interest and 3.875% PIK interest, thereby increasing the amount of interest income the Company could recognize from the investment. Just two quarters later, FSC substantially amended the terms of the Phoenix loan again, increasing each of the principal, cost, and fair value of the investment by approximately 35% to $30.3 million, $30.1 million, and $28.8 million, respectively. While these changes increased the amount of interest income FSC could recognize from the investment, the amendment also allowed Phoenix to cease paying interest by eliminating the cash interest payment requirement entirely, boosting the PIK interest to 16.625%, and deferring FSC's receipt of interest payments on the loan significantly into the future, if not permanently.

66.   In the following quarter, its fourth fiscal quarter of 2014, FSC increased the principal, cost, and fair value of Phoenix's loan to $31.6 million, $31.4 million, and $30.2 million, respectively. The Company did not advise investors as to issues with the loan; to the contrary, the Company gave a clear signal as to the apparent soundness of its investment in Phoenix by reducing the cash interest in both of two other loans to Phoenix by 2%, suggesting to investors that Phoenix's cash flows were sufficiently strong and the risk of non-payment on its loans was low. Soon thereafter, and after the FSAM IPO, FSC reported results

for the first fiscal quarter of 2015 on February 9, 2015, and reversed course on Phoenix, announcing it had written down the fair value of its Phoenix investment to 63% of cost and categorized the loan as non-accrual.

67. FSC reported relatively stable principal, cost, and fair value amounts on its JTC loan of about $14.5 million, $14.4 million, and 14.5 million, respectively, throughout fiscal 2014, while the interest rate on the loan remained a constant 13.25% in cash. In the next quarter, and after the FSAM IPO, FSC reported results for the first fiscal quarter of 2015 on February 9, 2015, and disclosed that the principal balance on the JTC loan had swollen $1.3 million to $15.8 million and that the Company had written down the fair value of the investment to 88% of cost and categorized it as non-accrual, while amending the loan terms to a 13.25% all-PIK interest rate. The significant increase in the loan's principal balance, however, shows that FSC had not been collecting cash interest payments for many months, despite repeatedly assuring investors that the loan was performing within expectations.

68. The examples of TransTrade, Phoenix, and JTC demonstrate that the Individual Defendants concealed impairments in the Company's investments throughout the relevant period, which inflated the fair value, investment income, and credit quality of FSC's portfolio. These examples also show that, in contravention of their duties, the Audit Committee Defendants and the other

Director Defendants failed to provide good faith valuations of the Company's investments at fair value. Instead, the Company's public disclosures claimed and certain Individual Defendants improperly maintained that over 99% of FSC's investments were performing at or above expectations and that it had zero non-accrual investments. Further, the Company's public disclosures claimed and certain Individual Defendants improperly maintained FSC had a "high quality portfolio" with a "conservative" investment policy and ample protections to minimize the risk of any investment losses and maximize the Company's net investment income.

69. Therefore, in contravention of their fiduciary duties, the Board and the remainder of the Individual Defendants permitted the artificial inflation of the value of FSC's investments throughout the Company's 2014 fiscal year, overstating its income and revenues from operations, and concealed deterioration in the quality of its investments and risk profile by deferring the recognition of loan losses.

IMPROPER STATEMENTS

70. On July 7, 2014, FSC issued a press release announcing that the Board had approved an increase in monthly dividends by 10% to $0.0917 per share for September through November 2014. The press release stated that the reason for the dividend increase was the "confidence" the Company had in its future revenue

42

streams, including investment income from the newly launched SLF JV1 fund, in which FSC had pledged to invest $87.5 million and which it had touted in a July 2, 2014 press release would "generate a mid-teens return on [] investment and [be] a key component in driving future earnings growth." In the July 7, 2014 press release, Defendant Tannenbaum commented on the increased dividend:

> At FSC, we are executing on strategic initiatives intended to drive future earnings growth, including the timely funding of an initial portfolio in SLF JV 1, a joint venture between FSC and a subsidiary of Kemper Corporation. Continuing to fund additional investments in SLF JV 1 along with potentially completing and expanding other similar joint ventures have provided our Board of Directors with confidence in making its most recent dividend declaration. As a result, we are pleased to announce a 10% increase in our monthly dividend to an annualized run rate of $1.10 per share beginning in September 2014 . . . .

71. Following the Company's July 7, 2014 announcement, analyst Richard Shane at J.P. Morgan issued a report discussing the dividend increase, noting that dividend coverage was "key" for the Company's investors and that the increase demonstrated that FSC's "initiatives are working." Analyst Matthew Howlett at UBS agreed in a report on July 7, 2014 entitled "10% Dividend Increase Reflects Successful Plan Execution, Portfolio Yield Inflection."

72. On July 10, 2014, FSC announced it had commenced a public offering to raise proceeds to be used to repay outstanding debt so that the Company could borrow additional funds to make more investments (the "Secondary Offering"). The following day, FSC filed a supplement to a prospectus and registration

statement declared effective on February 11, 2014, for the Secondary Offering (the "Secondary Offering Registration Statement"), which was signed by Director Defendants Berman, Dimitrov, Tannenbaum, Frank, Dunn, Ray, Dutkiewicz, Haney, and Meyer.

73. The Secondary Offering Registration Statement stated that FSC was seeking investment it believed would "provide superior risk-adjusted returns while maintaining adequate credit protection." It also stated the Company's potential investment pipeline remained "robust" with "high quality transactions," and confirmed that FSC was determined to "remain cautious in selecting new investment opportunities.

74. The Secondary Offering Registration Statement also discussed FSC's "conservative" approach to structuring debt investments, "disciplined" underwriting processes, and other "strong protections" as key components of the Company's business strategy in meeting its investment objective. The statement included the following supposed principles of FSC's investment approach:

> Employ disciplined underwriting policies and rigorous portfolio management. Our investment advisor has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment advisor will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance

certificates and covenants, meet with management and attend board meetings.

Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees. . . . Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk adjusted returns.

* * *

We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target.

75.   Significantly, the Secondary Offering Registration Statement

provided assurances that FSC had effective systems in place to manage potential

conflicts of interest with FSAM. The statement assured investors that FSC had

instituted "strong corporate governance practices" designed to "manage and

mitigate conflicts of interest," and that FSAM would act "solely in the best

interests" of FSC and in accordance with regulatory requirements.   It further

reported that FSC and FSAM had adopted codes of ethics to ensure compliance

with regulatory requirements and "implement[ed] written policies and procedures reasonably designed to prevent violation of the federal securities laws" that were reviewed annually "for their adequacy and effectiveness of their implementation."

76. The Secondary Offering Registration Statement reiterated FSC's financial position as of March 31, 2014, stating that its total income had increased by more than 34%—to $143.4 million—in the six months since September 30, 2013, while the fair value of the Company's total investments had increased by over 41%—to $2.68 billion—in that same period. The Secondary Offering Registration Statement also stated that 99.5% of FSC's investments were performing at or above expectations, with zero non-accrual investments as of March 31, 2014. The Secondary Offering Registration Statement reaffirmed the Company's recently increased monthly dividend.

██

██

██

██

██

██

78. On August 7, 2014, FSC issued a press release announcing financial results for the third fiscal quarter ended June 30, 2014. The press release stated

that 99.8% of the Company's portfolio was performing at or above expectations, and that FSC's portfolio had grown to 125 investments, only one of which was categorized as non-accrual. The press release further stated that the fair value of FSC's investment portfolio was $2.6 billion, and that the portfolio had generated $74.3 million in investment income during the quarter. Defendant Tannenbaum touted in the press release the Company's "robust [deal] pipeline" that would allow FSC to grow its portfolio in subsequent quarters.

79.   That same day, FSC held a conference call with analysts and investors to discuss its quarterly results. On the call, attended by Defendants Tannenbaum and Petrocelli, Tannenbaum expressed "confidence" that FSC would generate enough investment income to cover the increased dividend the Company had recently announced, stating, in pertinent part, as follows:

> In early July, our Board of Directors declared a 10% increase in our monthly dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014. The new dividend represents $1.10 annualized run rate and over an 11% yield on the current stock price.
>
> The Board's confidence and our improved earnings power is primarily due to funding investment in Senior Loan Fund Joint Venture I, or SLF JV I, which should lead to growth in investment income. We are working on ramping and expanding this JV and forming similar partnerships, because we have ample capacity relative to the 30% regulatory cap on non-qualifying assets.
>
> * * *
>
> We are confident in the outlook for potential future earnings growth later in the calendar year, based on solid performance in our primarily

senior secured portfolio. We look forward to providing updates as we make further progress on our multiple initiatives to improve net investment income, including growing SLF JY 1, and potentially other similar entities.

80. Analyst Robert J. Dodd at Raymond James & Associates questioned during the call whether FSC's recently announced dividend increase was sustainable, particularly in light of the one-off repayments that occurred during the June quarter and the increase in shares as a result of the Secondary Offering. In response, Defendant Tannenbaum said the Company had "visibility" into future repayments and the dividend increase was in-line with FSC's anticipated future income.

81. Also during the conference call, Defendant Petrocelli claimed that FSC had maintained a "high quality" investment portfolio that was relatively "conservative" and had "a low amount of PIK income." Petrocelli stated:

> Through our relationships with select private equity sponsors, we have been able to source, underwrite, and structure a diverse portfolio of high-quality, primarily senior secured loans with a low amount of PIK income.
>
> We believe both the right and left side of our balance sheet are well positioned to weather potential volatility in the capital markets.
>
>   * * *
>
> ***The credit quality of the portfolio remains strong,*** with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining

fair value of approximately $6.2 million, or just 0.2% of the total portfolio.

* * *

The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio. At fair value, it was ranked in the highest 1 and 2 categories.

(Emphasis added).

83.   On October 28, 2014, FSAM filed with the SEC its amended Registration Statement for its IPO (the "FSAM IPO Registration Statement"). As

described in the FSAM IPO Registration Statement, the FSAM IPO would allow Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika to cash out tens of millions of dollars' worth of their stock. None of the proceeds were to be retained by FSAM, but rather used by FSAM to purchase ownership interests, called "Holdings LP Interests," from the principals of FSAM. The FSAM IPO Registration Statement highlighted the enormous growth in assets under FSAM's management during the prior year, primarily due to the substantial expansion of FSC's investment portfolio, which allowed FSAM to increase dramatically its fees in the lead up to the FSAM IPO.

84.   For example, the FSAM IPO Registration Statement stated that a "Key Competitive Strength[]" of FSAM was its "Strong Growth in Assets Under Management, Revenues and Earnings," purportedly as a result of FSAM's "outstanding performance." The FSAM IPO Registration Statement stated, in pertinent part, as follows:

> From December 31, 2010 to June 30, 2014, our AUM has increased by a compound annual growth rate, or CAGR, of 52.7%. We have increased AUM by organically growing our existing funds and developing profitable new funds and strategies. From our inception we have generated outstanding performance for each asset class and fund we have advised. This performance has helped drive growth in our AUM, and as we have grown our AUM, our revenues have also increased in a consistent manner. From 2010 to 2013, management fee revenues increased by a CAGR of 40.2%.

85. According to the FSAM IPO Registration Statement, FSC's assets under management had swelled to more than $4.2 billion by June 30, 2014. Moreover, FSC's assets comprised more than 92% of FSAM's assets under management. Thus, the FSAM IPO Registration Statement stated that FSAM's management fees had increased from about $30 million in the first six months of calendar 2013, to about $45 million during the first six months of 2014, *an increase of 50% in a single year*, without explaining the reasons underlying FSC's asset growth.

86. On November 4, 2014, FSAM announced the closing of its IPO at $17 per share. At this offering price, Defendants Tannenbaum and Berman received proceeds of approximately $87.6 million and $8.3 million, respectively, while Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika received ownership interests in FSAM worth hundreds of millions of dollars more. At the IPO price of $17 per share, Defendant Tannenbaum's ownership interest was valued at $683 million, Defendant Berman's ownership interest was valued at $44 million, Defendant Dimitrov's ownership interest was valued at $9 million, Defendant Frank's ownership interest was valued at $1.8 million, and Defendant Noreika's ownership interest was valued at $78,000.

[redacted]

88. On December 1, 2014, FSC issued a press release announcing financial results for the fourth fiscal quarter and fiscal year ended September 30, 2014. The press release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of which were performing at or above expectations, while only a single investment had been placed on non-accrual, which indicated the Company had not experienced any deterioration in its portfolio since the end of the prior quarter. The press release further stated that the fair value of FSC's investment portfolio was $2.5 billion at quarter end, generating $76.2 million in investment income during the quarter. In addition, the press release stated that FSC's quarterly net investment income was $37.5 million, which was an increase from the prior quarter but slightly (less than $0.01 per share) below the quarter's declared dividends.

89. That same day, December 1, 2014, FSC filed the 2014 Form 10-K with the SEC for the fourth quarter and fiscal year ended September 30, 2014, which was signed by Defendants Tannenbaum, Petrocelli, Berman, Owens, Dunn, Dutkiewicz, Haney, Ray, and Castro-Blanco. The 2014 Form 10-K contained statements about FSC's investment objective, "conservative" investment practices

with "strong protections" and a "rigorous" and "disciplined" underwriting approach designed to minimize investment losses, as well as FSAM's commitment to working in FSC's best interests, satisfying its fiduciary obligations, and mitigating conflicts of interests that were identical to, or substantially the same as, similar statements made in the Secondary Offering Registration Statement.

90. Also on December 1, 2014, Defendants Tannenbaum, Owens, Petrocelli, and Dimitrov participated in a conference call with analysts and investors to discuss the Company's financial results for fiscal year 2014. On the call, Defendant Tannenbaum characterized the recent FSAM IPO "as favorable for FSC shareholders because of the additional transparency and public capitalization at the asset manager level." Later on the call, Defendant Owens stated that FSC would continue to improve its net investment income as the "underlying business trends and credit quality of the portfolio remain[ed] strong."

91. During the conference call, Defendant Petrocelli stated the Company was "conservatively positioned relative to [its] peers" with high quality earnings. Defendant Petrocelli stated:

> Net PIK, PIK accruals recorded in excess of PIK payments received which is a key indicator of earnings quality, was low at $5.2 million for the quarter, or 6.9% of total investment income.

* * *

The credit profile of the investment portfolio continues to be strong as 99.7% of the portfolio at fair value was ranked in the highest one and two categories.

* * *

We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 79.0% of the portfolio invested in senior secured loans, 70% of the debt portfolio consisting of floating-rate securities and no CLO equity at quarter end.

(Emphasis added).

92.   On January 8, 2015, FSC issued a newsletter entitled "Fundamentals Strong Despite Markets Volatility." The newsletter stated that "[d]espite capital markets volatility," FSC's "middle market lending environment remains relatively healthy and somewhat insulated from trends in the broadly syndicated lending market" and from the sectors causing volatility. In addition, the newsletter stated that the "pipeline of potential capital markets transactions continues to increase," which "could potentially lead to higher velocity in the portfolio, incremental fee income and enhanced yields on certain investments, while enabling [FSC] to manage portfolio diversification and liquidity more effectively." In addition, the newsletter stated that strategic partnerships such as SLF JV 1 were starting to produce earnings, signaling "a vote of confidence in Fifth Street's origination platform, underwriting and portfolio management expertise," and would "represent an important driver of earnings" at FSC going forward.

93. The statements above were improper because they failed to disclose the adverse information that was known to the Individual Defendants or recklessly disregarded by them, including that during the quarter ended December 31, 2014, the Company had placed $105 million of its investments at cost on non-accrual status, including two first lien investments, written down millions of dollars' worth of poor performing assets, and suffered an earnings per share loss of $0.20, while its net investment income had actually decreased and total assets continued increasing to nearly $3 billion. In addition, the January 2015 newsletter improperly stated that net originations were $350 million for the quarter, which it claimed "surpassed . . . expectations," when net originations were actually only $311 million.

THE TRUTH IS REVEALED

94. On February 9, 2015, before the market opened, FSC issued a press release announcing results for the quarter ended December 31, 2014. In the press release, FSC revealed that it suffered quarterly net realized *losses* of $17.6 million, and had recorded an enormous $62 million depreciation on its debt and equity investments during the quarter. The Company also disclosed that four of its investments, including TransTrade, Phoenix, and JTC, had all been placed on non-accrual status during the quarter and that a fifth would likely be placed on

nonaccrual in the subsequent quarter. These five investments totaled $122.8 million at cost, *or nearly 5% of the Company's entire debt portfolio.*

95.   FSC also reported that total assets had increased 20% year-over-year to nearly $2.95 billion, but net investment income had actually decreased by 3% compared to the same quarter the previous year. The Company's $0.23 in net investment income per share also fell far short of covering the $0.28 per share quarterly dividend, and the Company was forced to record an earnings per share loss of $0.20. As a result of its substantial income shortfall and bleak prospects, FSC stated that it would pay no dividend at all for February 2015, and would slash future dividends by 30% in subsequent months.

96.   The same day, FSC hosted a conference call, during which Defendant Owens admitted that SLF JV 1 and other initiatives had not generated the investment income investors had been led to expect. Owens also revealed that FSC's net originations were only $311 million for the quarter, over 11% less than the $350 million Defendants had reported in January 2015. These revelations led to consternation among analysts. For example:

(a)   analyst Robert J. Dodd of Raymond James & Associates questioned how FSC could present its first lien investments as safe and conservative, when they had resulted in two non-accruals during the quarter:

Just going back to the non-accruals and the whole — the story of obviously first lien, more security in the portfolio. When I look at the four non-accruals, two of them obviously first lien with substantial markdowns. Obviously defaults happen, problems happen, but the two first lien non-accruals now appear to be marked at about 50% of cost.

So can you walk us through, again, what the argument is as to why first lien is going to preserve capital better than some of your other investments, when it looks like the marks here indicate first lien's, frankly, not much better than any of the other credit risks in your portfolio when it comes to a problem occurring and what the possible recovery is going to be.

(b) analyst Christopher J. York of JMP Securities demanded to know "what has changed in the financial planning or in the environment over the last 6 months to now decrease the dividend" given that *FSC had just "increased the core dividend in August[?]"* (emphasis added); and

(c) analyst Terry Ma of Barclays questioned the Company's ability to originate new investments in the future given that FSC's debt-to-equity ratio was at risk of exceeding its preannounced target range. This same analyst later expressed "surprise" at FSC's "unrealized and realized losses, both in magnitude and number of investments."

97.   Following the February 9, 2015 disclosure, FSC's stock price plunged nearly 15%, or $1.27 per share, to close at $7.22 per share on February 9, 2015, compared to the previous trading day's close price of $8.49 per share, erasing almost $195 million in market capitalization. Analysts slashed price targets and downgraded the stock following the announcement. Since the truth was revealed, the Company's stock price has continued to decline, closing at $5.00 per share and erasing nearly $500 million in market capitalization as of March 24, 2016.

98. As the truth about FSC's investment income and loan underperformance was revealed to the market, the price of FSAM shares has suffered in kind. As of March 24, 2015, FSAM stock closed at $3.25 per share, approximately 80% below the FSAM IPO price of $17 per share. Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika directly benefitted from the inflation of FSAM's IPO price caused by FSC's increasingly risky investments, its opaque valuation methodology, its aggressive form of fair value accounting, and the Individual Defendants' numerous improper statements about FSC's financial condition.

REASONS THE STATEMENTS WERE IMPROPER

99. The statements referenced above were each improper when made because they failed to disclose and misrepresented the following material, adverse facts, which the Individual Defendants knew, consciously disregarded, or were reckless in not knowing that:

    (a)   FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, and JTC, as detailed herein;

    (b)   as a result of (a) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis;

(c)   certain of the Company's investments, including at least one "Control Investment," underwritten by the Company was already failing to perform as expected;

(d)   the Company had understated the number of loans performing below expectations and/or in non-accrual;

(e)   FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments in order to increase FSC's investment income in the short-term so as to benefit the principals of FSAM;

(f)   FSAM was not investing in FSC's "best interests" or in accordance with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective; and

(g)   as a result of the foregoing, the Individual Defendants' representations concerning the income generated by FSC's investments and the fair value of its portfolio, FSC's business trends, and the Company's expected performance were improper.

DAMAGES TO FSC

100. As a result of the Individual Defendants' wrongdoing, FSC concealed the deteriorating credit quality of its portfolio and delayed the recognition of write-downs and investment losses and disseminated improper public statements concerning the income generated by FSC's investments and the fair value of its portfolio, FSC's business trends, and the Company's expected performance in order to inflate the value of FSAM stock prior to the FSAM IPO to the benefit of

Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika, and to increase FSAM's revenues.

101. *BuySellSignals*, one of the world's largest financial news providers, stated in a February 27, 2015 report, that the market capitalization loss was specific to FSC rather than the outcome of an industry-related trend. *BuySellSignals* highlighted that FSC had fallen 11% for the month of February, while peer companies had increased by nearly 3% during the month. The report stated that FSC had "the biggest decline in the Finance/Investment funds/management sector" for February.

102. Defendants' wrongdoing has also severely damaged the Company's reputation within the investing community. Following the revelation of the truth, analyst Casey Alexander at Gilford Securities published a report on February 12, 2015, which reflected the consequences of Defendants' wrongdoing on investor and analyst sentiment:

> Not only was there a significant miss in terms of NII per share, but there was also another dividend cut, *six months after a suspicious dividend increase.* FSC Management has forfeited virtually all credibility and it will take, in our opinion, at least a year of improved operating results to regain any semblance of credibility.

(Emphasis added).

103. A later report by Wells Fargo Securities analyst Jonathan G. Bock noted that the write-downs and credit quality issues at FSC had occurred during a

"benign credit environment," which indicated "poor underwriting" across FSC's portfolio, which is "more than an idiosyncratic credit issue and point[s] to potentially more losses down the road."

104. On February 25, 2015, *The Motley Fool* published an article that also FSC's "huge credibility problem[s]," specifically referencing the Company's inconsistent dividends as well as past actions by Fifth Street that were detrimental to investors. The article stated:

> On credibility with investor
>
> Fifth Street's inconsistent dividend policy is costing it valuable reputational capital. Dividends were cut to start 2014, only to be raised in the summer of 2014, despite an inability to cover the new rate with earnings. Of course, the dividend increase in July 2014 proved to be pie in the sky, so the dividend was lowered when it reported earnings for the fourth calendar quarter.
>
> We also shouldn't forget that in the fall of 2014, shareholders of another Fifth Street-managed fund were beaten over the head with a huge dilutive stock sale, *all to make the asset manager a little more money*. These actions have snowballed into a huge credibility problem.
>
> Suffice it to say, Fifth Street hasn't been a very good steward of shareholder confidence.

(Emphasis added).

105. On February 27, 2015, the analyst at Wells Fargo Securities published a report highlighting eroded investor confidence in the Company, noting that "shareholder concerns over the fee structure and incentive alignment as incentive

fees have grown despite historic dividend reductions and reductions in shareholder value." The report noted that FSC was being run primarily for the benefit of FSAM: *"Over the last 2 years, FSC's dividend is down 37% (on the newly cut dividend), NAV is down 7%, yet management fees are up 56%."* (Emphasis added).

106. Defendants' improper conduct defendants has severely hampered the Company's access to the capital markets. FSC's ability to raise equity capital or debt on favorable terms in the future is now impaired. In addition, the Company stands to incur higher marginal costs of capital and debt because the improper statements and misleading projections disseminated by the Individual Defendants materially increased the perceived risks of investing in and lending money to the Company.

107. This particular consequence of the Individual Defendants' wrongdoing was affirmed in a February 23, 2015 press release from Fitch Ratings Inc. ("Fitch"), one of the nation's major ratings agencies, in which the agency announced that it was downgrading FSC to BB+ from BBB- with a negative outlook. As Fitch explained, FSC had downplayed the true extent of its leverage, and was operating at 0.99x leverage—far above the 0.61x average leverage for its investment-grade peers—while also shifting into riskier assets. The press release

also explained that the Company's inconsistent dividend policy had likely cost it "credibility with equity investors." The press release stated:

> The rating downgrade reflects FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance.

* * *

> *On Feb. 20, 2015, FSC's stock was trading at a 21.3% discount to net asset value, which is likely to restrict the firm from accessing the equity markets for some time.* As a result, cash generated from portfolio repayments and sales will be needed to reduce leverage, which could constrain FSC's ability to take advantage of investment opportunities, relative to the peer group.

> *The increased leverage target comes as FSC's investment portfolio has gradually shifted into riskier assets, in Fitch's view.* Although FSC remains a senior lender with 55.9% of the portfolio invested in first lien positions, at Dec. 31, 2014, this is down from 70.1% at Sept. 30, 2012. Fitch also calculates an adjusted measure of first lien exposure, converting investments recorded as loans to HFG and First Star Aviation to equity, as FSC wholly owns those companies and is in a first-loss position. On this basis, as of Dec. 31, 2014, Fitch calculates that FSC's first lien and equity exposures stood at 49.9% and 15.9% of the portfolio, respectively.

* * *

> FSC announced a steep (34.5%) dividend cut in February 2015, citing a slower-than-expected ramp of the SLF and reduced fee expectations, given more limited capital available for growth. The dividend cut followed a 10% increase in the dividend in July 2014; above run-rate core earnings, which was viewed as aggressive by Fitch in the face of a still challenging yield spread environment and unsustainable nonaccrual levels. In November 2013, FSC cut its dividend 13%, a move that was deemed prudent by Fitch. *The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm*

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some credibility with equity investors; an important source of growth capital.

FSC's investment portfolio grew 49.6% in 2013, followed by 17.9% additional expansion in 2014. Fitch remains cautious of outsized portfolio growth in the current credit environment, which is generally characterized by tighter yield spreads, higher underlying portfolio company leverage, and weaker covenant packages. Fitch believes significant exposure to more recent vintages could yield outsized asset quality issues down the road.

While Fitch believes industrywide credit metrics are at unsustainable levels longer term, *FSC did stand-out in the fourth quarter of 2014; moving four investments to non-accrual status, with one more expected in the first quarter of 2015.* Nonaccruals accounted for 4.03% of the portfolio at cost, and 2.33% at fair value, as of Dec. 31, 2014, compared with the investment grade peer average of 0.90% at cost, and 0.55% at fair value, as of Sept. 30, 2014. FSC recorded a $17.6 million realized loss and additional $48.2 million in unrealized losses, which reduced book value by 2.6% and inflated leverage by 0.04x.

(Emphasis added).

108. As a direct and proximate result of the Individual Defendants' actions, FSC has expended, and will continue to expend, significant sums of money. Such expenditures include, but are not limited to:

(a) costs incurred from defending and paying any settlement in the class actions for violations of federal securities laws; and

(b) costs incurred from compensation and benefits paid to the defendants who have breached their duties to FSC.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

109. Plaintiff brings this action derivatively in the right and for the benefit of FSC to redress injuries suffered, and to be suffered, by FSC as a direct result of breaches of fiduciary duty and unjust enrichment, as well as the aiding and abetting thereof, by the Individual Defendants and FSAM. FSC is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

110. Plaintiff will adequately and fairly represent the interests of FSC in enforcing and prosecuting its rights.

111. Plaintiff was a stockholder of FSC at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current FSC stockholder.

112. The FSC Board presently is comprised of the following nine individuals: Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and non-defendant Khorana. Plaintiff has not made any demand on the present Board to institute this action because such a demand would be a futile, wasteful, and useless act, as set forth below.

Demand Is Excused Because Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco Face a Substantial Likelihood of Liability for Their Misconduct

113. As alleged above, Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco, eight of the nine members of

FSC's current Board, breached their fiduciary duties of loyalty, due care, and candor by concealing the deteriorating credit quality of FSC's portfolio and delaying the recognition of write-downs and investment losses, and by making improper statements in the Company's conference calls and/or and SEC filings which overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco each signed FSC's Secondary Offering Registration Statement and/or the Company's 2014 Form 10-K, both of which contained improper statements as alleged above.

114. Audit Committee Defendants Dunn, Dutkiewicz, Haney, and Ray, as members of the Audit Committee during the relevant period, reviewed and approved the improper statements, including the Company's periodic financial reports and projections. The Audit Committee's Charter provides that the Committee is responsible for "compliance by the Company with legal and regulatory requirements," "the quality and integrity of [FSC's] financial reports," and "the Company's system of internal controls." The Audit Committee Defendants knowingly or recklessly concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses,

while allowing the improper statements related to the income generated by FSC's investments and the fair value of its portfolio. Moreover, the Audit Committee Defendants reviewed and approved the improper press releases made to the public and, as a result of their knowledge or reckless disregard, caused these improper statements to be made. Accordingly, the Audit Committee Defendants breached their fiduciary duties of loyalty, due care, and candor because they participated in the wrongdoing described herein. Thus, Defendants Dunn, Dutkiewicz, Haney, and Ray face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

115. Defendants Dunn, Dutkiewicz, Haney, and Ray, as members of the Audit Committee during the relevant period, were also required under the Audit Committee Charter to "[e]stablish guidelines and make recommendations to the Board regarding the valuation of the Company's loans and investments." Further, according to the Company's 2014 Form 10-K, the Audit Committee specifically "reviews the preliminary valuations" for FSC's investments and "makes a recommendation to the Board of Directors regarding the fair value of the investments in [FSC's] portfolio." Thus, the Audit Committee Defendants were responsible for the artificially inflated valuations of assets in the Company's portfolio and income from operations by failing to account properly for the non-performance of certain loans in its portfolio, including its investments in

TransTrade, Phoenix, and JTC, as detailed herein. Accordingly, the Audit Committee Defendants breached their fiduciary duties of loyalty, due care, and candor because they participated in the wrongdoing described herein. Thus, defendants Dunn, Dutkiewicz, Haney, and Ray face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

116. Further, according to the 2014 Form 10-K, FSC's entire Board "*is ultimately and solely responsible for the valuation of [FSC's] portfolio investments at fair value.*" (Emphasis added). Thus, Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco are responsible for the artificially inflated valuations of assets in the Company's portfolio and income from operations by failing to account properly for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, and JTC, as detailed herein. Accordingly, Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco breached their fiduciary duties of loyalty and candor because they participated in the wrongdoing described herein. Thus, Director Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

117. Defendants Berman and Dimitrov participated in and directly benefited from the FSAM IPO.[6] As detailed above, Director Defendants Berman and Dimitrov concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements that overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. By engaging in this scheme, defendants Berman and Dimitrov were able to inflate the price per share in the FSAM IPO to the detriment of FSC, which allowed them to reap cash payouts of $44 million and $9 million, respectively—over twice as much as they would have received had the IPO occurred after the truth about FSC's financial state was revealed. Accordingly, Director Defendants Berman and Dimitrov face a substantial likelihood of liability for breaching their fiduciary duty of loyalty, rendering any demand upon them futile.

118. FSC stated in its February 5, 2015 Definitive Proxy Statement that Director Defendants Berman, Dimitrov, and Owens, and non-defendant Khorana are not independent, according to "the definition of director independence set forth in the NASDAQ Listing Rules." Director Defendants Berman, Dimitrov, Owens, and non-defendant Khorana are considered "interested persons *due to their*

---

[6] Director Defendant Tannenbaum benefitted more than anyone from the FSAM IPO. However, Tannenbaum is no longer a member of FSC's Board.

positions at [FSC's] investment advisor and/or at [FSC]." (Emphasis added).

Specifically, according to the Company's SEC filings:

(a)   Director Defendants Berman, Dimitrov, and Owens each have a direct or indirect pecuniary interest in FSM, which is indirectly owned by FSAM;

(b)   the principal professional occupation of Director Defendant Berman is his employment at Fifth Street, including as Co-President and CCO of FSAM;

(c)   the principal professional occupation of Director Defendant Dimitrov is his employment at FSC and other Fifth Street entities, including as President of FSC, CIO of FSAM, and CEO of FSFR;

(d)   the principal professional occupation of Director Defendant Owens is his employment at FSC and other Fifth Street entities, including as CEO of FSC, Co-President of FSAM, and President of FSFR; and

(e)   the principal professional occupation of non-defendant Khorana is his employment at Fifth Street, including as managing director of FSC CT.

119.   Each of Director Defendants Berman, Dimitrov, and Owens, and non-defendant Khorana, received and continues to receive substantial monetary compensation and other benefits due their employment with FSC, FSAM, and/or other Fifth Street entities. Accordingly, Director Defendants Berman, Dimitrov, and Owens, and non-defendant Khorana each lacks the requisite independence due to his interest in maintaining his executive position(s) at Fifth Street. This lack of independence renders Director Defendants Berman, Dimitrov, and Owens, and

nondefendant Khorana each incapable of impartially considering a demand to commence and vigorously prosecute this action. Accordingly, Director Defendants Berman, Dimitrov, and Owens, and non-defendant Khorana are each incapable of impartially considering a demand to commence and vigorously prosecute this action because he has an interest in maintaining his principal occupation and the substantial compensation he receives in connection with that occupation. Demand is futile as to Director Defendants Berman, Dimitrov, and Owens, and non-defendant Khorana.


COUNT I

Against the Individual Defendants for Breach of Fiduciary Duty

120. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

121. The Individual Defendants owed and owe FSC fiduciary obligations. By reason of their fiduciary relationships, the Individual Defendants owed and owe FSC the highest obligation of loyalty, due care, and candor.

122. The Individual Defendants, and each of them, violated and breached their fiduciary duties of loyalty, due care, and candor.

123. The Individual Defendants either knew, were reckless, or were grossly negligent in not knowing: (i) Defendants concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment

losses; (ii) Defendants systematically overstated the income generated by FSC's investments and the fair value of its portfolio; and (iii) Defendants did so at least in part to inflate the value of FSAM, and thus benefit Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika, as well as FSAM, prior to the FSAM IPO. Nonetheless, the Individual Defendants simultaneously provided investors and the market with false and misleading portrayals of FSC's business trends and expected performance. Accordingly, the Individual Defendants breached their duties of loyalty, due care, and candor to the Company.

124. The Audit Committee Defendants, Defendants Dunn, Dutkiewicz, Haney, Meyer, and Ray, breached their fiduciary duties of loyalty, due care, and candor by approving the statements described herein that were made during their tenure on the Audit Committee, which they knew or were reckless in not knowing contained improper statements and omissions. Further, the Audit Committee Defendants failed to ensure that the valuations of the FSC's loans and investments were accurate in accordance with the Company's policies, which they knew or were reckless in not knowing contained material inaccuracies.

125. The Director Defendants, defendants Berman, Owens, Dimitrov, Tannenbaum, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and Meyer breached their fiduciary duties of loyalty, due care, and candor by failing to ensure that valuations of the FSC's loans and investments were accurate in accordance with

the Company's policies. Director Defendants Berman, Owens, Dimitrov, Tannenbaum, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and Meyer knew or were reckless in not knowing that FSC's loans and investments were not fairly valued, and therefore breached their fiduciary duties to FSC.

126. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, FSC has sustained significant damages, as alleged herein. As a result of the misconduct alleged herein, these defendants are liable to the Company.

127. Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT II

Against Defendant FSAM for Aiding and Abetting Breaches of Fiduciary Duty

128. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

129. The Individual Defendants owed and owe FSC fiduciary obligations. By committing the acts alleged herein, the Individual Defendants breached those duties.

130. Defendant FSAM knowingly aided and abetted these breaches. Defendant FSAM actively participated in them in order to receive the excessive management fees in advance of its IPO, as detailed herein. Defendants Tannenbaum, Berman, Owens, Frank, Dimitrov, Noreika, Harrison, and Meyer all

served as officers and/or directors of FSAM during the relevant period, and thus had conflicting loyalties to FSC and FSAM during this time. They resolved those conflicted loyalties in favor of FSAM and against the best interests of FSC.

131. As a direct and proximate result of defendant FSAM's aiding and abetting the breaches of the Individual Defendants' fiduciary obligations, FSC has sustained significant damages, as alleged herein. As a result of the misconduct alleged herein, defendant FSAM is liable to the Company.

132. Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT III

Against the Individual Defendants and Defendant FSAM
for Unjust Enrichment

133. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

134. By their wrongful acts and omissions, the Individual Defendants and Defendant FSAM were unjustly enriched at the expense of and to the detriment of FSC. The Individual Defendants were unjustly enriched as a result of the compensation and director remuneration they received while breaching fiduciary duties owed to FSC. Defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika were unjustly enriched by the excess consideration they received from the FSAM IPO as a result of the their, the other Individual Defendants', and FSAM's breaches of their respective fiduciary duties to FSC. Defendant FSAM was

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unjustly enriched as a result of the excessive management fees it received while breaching its fiduciary duties to FSC.

135. Plaintiff, as a stockholder and representative of FSC, seeks restitution from these Defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits, and other compensation obtained by these Defendants, and each of them, from their wrongful conduct and fiduciary breaches.

136. Plaintiff, on behalf of FSC, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of FSC, demands judgment as follows:

A. Against all of the Defendants and in favor of the Company for the amount of damages sustained by the Company as a result of the Defendants' breaches of fiduciary duties and unjust enrichment;

B. Directing FSC to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect FSC and its stockholders from a repeat of the damaging events described herein;

C. Extraordinary equitable and/or injunctive relief as permitted by law, equity, and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the proceeds of Defendants' trading activities or their other assets so as to assure that Plaintiff on behalf of FSC has an effective remedy;

D.   Awarding to FSC restitution from Defendants, and each of them, and ordering disgorgement of all profits, benefits, and other compensation obtained by the Defendants;

E.   Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

F.   Granting such other and further relief as the Court deems just and proper.

Dated: April 1, 2016
Public Version Dated:
April 6, 2016

RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
Phone: (302) 295-5310
Fax: (302) 654-7530

Attorneys for Plaintiff

OF COUNSEL:

GAINEY McKENNA & EGLESTON
Gregory M. Egleston
Thomas J. McKenna
440 Park Avenue South, 5th Floor
New York, NY 10016
Phone: (212) 983-1300
Fax: (212) 983-0383